Exhibit 21
Subsidiaries of Alliant Techsystems Inc.
as of March 31, 2013

All subsidiaries listed below are 100% owned except where noted.

Subsidiaries	State or Other Jurisdiction of Incorporation or Organization

● Alliant Techsystems Operations LLC	Delaware
● ATK Commercial Ammunition Holdings Company Inc.	Delaware
● ATK Commerical Ammunition Company Inc.	Delaware
● Federal Cartridge Company*	Minnesota
● ATK Launch Systems Inc.	Delaware
● ATK Space Systems Inc.	Delaware
● COI Ceramics, Inc. (65% Ownership)	California
● ViviSat LLC (50% Interest)	Delaware
● Eagle Industries Unlimited, Inc.	Missouri
● Eagle Industries del Caribe, Inc.	Puerto Rico
● Eagle Industries International, Inc.	Bahamas
● Eagle Mayaguez, LLC	Missouri
● Front Line Defense International, Inc.	Puerto Rico
● Eagle New Bedford, Inc.	Missouri
● ATK Insurance Company	Vermont

* Federal Cartridge Company also does business as ATK Accessories - BLACKHAWK!, ATK Accessories - RCBS, and ATK Ammunition - CCI/Speer.